SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 (Amendment No. 1) Notification of Late Filing

(Check one)	☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended September 30, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

BankUnited Financial Corporation
Full name of registrant

Former name if applicable

255 Alhambra Circle
Address of principal executive office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II

RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

EXPLANATORY NOTE

BankUnited Financial Corporation (the “Company”) is filing this Amendment on Form 12b-25 to clarify disclosure in Part IV.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

BankUnited Financial Corporation (BankUnited, the “Company,” the “Registrant,” “we” or “us”) has determined that it is unable to file its Form 10-K for the fiscal year ended September 30, 2008 by the December 15, 2008 due date or, possibly, by December 30, 2008. This notice contains unaudited information about our results which is subject to change in our Annual Report on Form 10-K.

Completed 2008 Financial Statements

We are not able to file a timely Form 10-K because we have not completed our financial statements for the fiscal year ended September 30, 2008. Continuing adverse market conditions and the complexity of accounting and disclosure issues has increased the need for additional review and analysis of our business including, without limitation, regulatory issues, liquidity and capital. Based on our current estimate of the timing required to complete our review and analysis, we anticipate filing our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 with the Commission in January 2009. We will advise you of any changes to the anticipated January 2009 filing date as they become more apparent.

Regulatory Issues

On September 19, 2008, the Company and BankUnited, FSB (the “Bank”), our wholly owned subsidiary, each entered into a Consent Order (the “Order”) with the Office of Thrift Supervision (the “OTS”). We continue to work closely with our federal banking regulators to address the adverse impact of the current condition of the housing market, the financial market, our losses and our capital position. The Bank Order requires that the Bank:

•	meet and maintain a minimum Tier I Core Capital ratio of 7% and a minimum Total Risk-Based Capital ratio of 14% on and after December 31, 2008;

•	not originate any new loans that provide for or may result in negative amortization loans (including payment option loans) or reduced documentation loans;

•	submit a detailed written plan to reduce the level of payment option loans;

•	review and revise where appropriate documents and forms being used to revise payment option loans;

•	enhance its monitoring and internal reporting, as well as reporting to regulators regarding liquidity, payment option loans, REO and mortgage insurance;

•	prepare and review a plan to ensure that the Bank maintains and adheres to allowance for loan and lease loss (“ALLL”) policies, procedures, timeframes and calculation inputs;

•	submit a comprehensive business plan covering the last three months of calendar year 2008, all of calendar years 2009 and 2010, and the first three quarters of 2011;

•	restrict asset growth to an amount less than net interest credited on deposits during any quarter, until the business plan is approved by the OTS;

•	not pay dividends or make capital distributions without receiving the prior approval of the OTS;

•

notify, or in certain cases receive the approval or non-objection of, the OTS prior to (i) making certain changes to its directors or senior executive officers, (ii) making any golden parachute or prohibited indemnification payments, or (iii) entering into, renewing, extending or revising any contractual arrangement related to compensation or benefits with any director or senior officer of the Bank; and

•	appoint a regulatory compliance committee to monitor and coordinate compliance with the provisions of the Order and the 2008 examination.

The Company Order requires the Company, among other things to:

•	commit to not accept or request dividends from the Bank, or pay dividends or make capital distributions without the written approval of the OTS;

•

notify, or in certain cases receive the approval or non-objection of, the OTS prior to (i) making certain changes to its directors or senior executive officers, (ii) making any golden parachute or prohibited indemnification payments, or (iii) entering into renewing extending or revising any contractual arrangement related to compensation or benefits with any director or senior officer of the Company;

•

submit to the OTS a capital plan which outlines steps to preserve and enhance the capital of the Company and the Bank and present a written alternative capital strategy to be implemented in the event that capital rising efforts are unsuccessful; and

•	not incur, issue, renew, or rollover any debt, increase any current lines of credit or guarantee the debt of any entity without notifying the OTS.

The Bank and the Company have formed a regulatory compliance committee; restricted growth (with the exception of increasing liquid assets); halted the origination of negative amortization loans and reduced documentation loans pursuant to a written plan; submitted reports on the reduction of payment option loans and ALLL reporting and completed the review of forms being used to revise payment option loans; enhanced the Bank’s monitoring and internal reporting regarding liquidity, payment option loans, REO and mortgage insurance; and submitted to the OTS a comprehensive business plan and capital plan.

Efforts to Increase Capital

Management is taking various steps to improve the Bank’s capital position. During the fiscal year, the holding company contributed $80 million to the Bank. The Bank has developed a written alternative capital plan designed to reduce risk, asset size and expenses. However, such plan is still dependent upon a capital infusion to meet the capital requirements of the Order. As a result, the Company continues to work with its advisors in an attempt to raise capital through sale of assets or an equity raise.

At June 30, 2008, the Bank had Tier 1 Core Capital of 7.6% and Total Risk-Based Capital of 13.9%. Subsequent to June 30, 2008, the Company and the Bank have incurred substantial losses (see Part IV, Item 3 below), as a result we will be reporting a significant decrease in these ratios on our Annual Report on Form 10-K. The OTS Order requires us to increase those ratios so that the Bank has a minimum Tier 1 Core Capital ratio of 7% and a minimum Total Risk-Based Capital ratio of 14% on and after December 31, 2008. If we do not obtain additional capital prior to December 31, 2008, we do not expect to meet the ratios set forth in the Order. Failure to meet the minimum ratios set forth in the Order at December 31, 2008 could result in the regulators taking various enforcement actions regarding the Bank. Even if we are successful in meeting the capital ratios mandated in the Order, we cannot assure you, given our current level of losses, that we will not need to raise additional capital in the future. We are in negotiations with a fund to raise capital and restructure our balance sheet. We cannot assure you that these negotiations will be successful. If such negotiations are not successful there is substantial doubt about our ability to continue as a going concern.

Liquidity

At September 30, 2008 and 2007, the Bank had liquid assets (composed of cash and cash equivalents) of $1.2 billion and $513 million, respectively. Management increased the Bank’s liquid assets to enhance the ability of the Bank to meet the potential demands of customers in an environment where financial institutions have experienced unexpected withdrawal rates.

The Company has debt service obligations of approximately $29.5 million per year at the holding company level required by our convertible notes, HiMEDS, senior subordinated debt and trust preferred securities. As permitted by the terms of our trust preferred securities, during the fourth fiscal quarter we announced that we elect to defer approximately $13.3 million of the annual debt service obligation on the trust preferred securities. We are permitted to defer these payments for twenty consecutive quarters. However, the $16.2 million of combined interest obligations for our convertible notes, HiMEDS securities, and senior subordinated debt cannot be deferred. Additionally, the holding company incurs non-fixed cash charges for general and administrative matters. These charges are projected to be approximately $5.3 million during the 12 months ending September 30, 2009. As of September 30, 2008, we had $28.4 million of liquid assets available at the holding company level to make such payments. The Order prohibits the Bank from making dividend payments to the holding company and the holding company has no other material source of income. Therefore, we cannot assure you that the Company will be able to make the required payments on the debt after the available liquid assets at the holding company level are depleted. As of September 30, 2008, the holding company has sufficient liquid assets to meet its obligations for approximately 16 months.

Management’s Assessment of Internal Control Over Financial Reporting

We have not completed our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008 using criteria established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment thus far, we expect to report at least one material weakness as of

September 30, 2008. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the consolidated annual or interim financial statements will not be prevented or detected on a timely basis. We had an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company’s financial reporting requirements due to the impact of the deterioration of the residential housing market and general economic environment on our business. Specifically, the implementation and execution of the Company’s controls and procedures did not ensure the systematic and accurate execution of account level analyses related to the residential loan portfolio, including the allowance for loan losses and the identification of troubled debt restructuring. Management is continuing to evaluate our internal control over financial reporting, and we may, or may not, have additional material weaknesses to report in our Annual Report Form 10-K. As a result, internal control over financial reporting and disclosure controls and procedures were not effective at September 30, 2008.

Ongoing Legal Proceedings

A shareholder class action brought on behalf of Waterford Township General Employees Retirement System was filed on September 16, 2008 in the United States District Court for the Southern District of Florida against BankUnited and certain of its current and former officers. On November 17, 2008, five additional plaintiffs filed motions to become lead plaintiff. The plaintiffs allege that, during the period from April 18, 2006 to June 18, 2008, the defendants publicly misrepresented BankUnited’s business and financial results. Specifically, the plaintiffs contend that misrepresentations were made with respect to losses the Company was likely to suffer as a result of its underwriting standards, its appraisal process, and policies with regard to second mortgages which close simultaneously with first mortgage loans. We believe that the complaints are without merit and will contest the lawsuit vigorously. On October 8, 2008, our counsel filed an agreed upon motion for extension of time for the parties to respond to the initial pleadings.

In October 2008, we received an informal inquiry from the Miami Regional Office of the Securities and Exchange Commission requesting a broad range of documents relating to, among other matters, the Company’s non-performing, non-accrual, and charged-off loans, recoveries of assets, non-performing Option ARM loans, pending litigation to which the Company is or was a party and whisteblower complaints. We have provided the requested documentation and intend to fully cooperate with any further requests.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Humberto L. Lopez	(305)	569-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

We expect that our results for the 2008 fiscal year will be significantly different from our results for the 2007 fiscal year. We expect to report a loss for the fiscal year ended September 30, 2008 compared to earnings of $81.4 million or $2.14 per diluted share for the fiscal year ended September 30, 2007. The loss is anticipated as we have recorded losses in the first three quarters of 2008 of $209 million, generally as a result of our recognition of significant provisions for loan losses related to our option ARM portfolio, recognition of other than temporary impairment on securities, and lower net interest income due to higher nonperforming assets. We expect to also report a loss of approximately $327 million in the fourth fiscal quarter of 2008. We have not completed our ALLL analysis. The final ALLL analysis, as well as certain other accounts, may result in a substantially larger loss reported on our Annual Report on Form 10-K for September 30, 2008. If we are unsuccessful in our negotiations with a fund as described in Part III Efforts to Increase Capital, there is substantial doubt about our ability to continue as a going concern. These estimates are unaudited and are subject to change in our Annual Report on Form 10-K.

We have recently identified $287 million and $162 million for the years ended September 30, 2007 and 2006 respectively, proceeds from where securities sales should have been reported as operating cash flows instead of investing cash flows in the consolidated Statement of Cash Flows. We are presently assessing the materiality of this item. If determined to be material, we will restate our financial statements to present securities sales as operating cash flows in the consolidated Statement of Cash Flow. These amounts do not impact reported cash, net income, or earnings per share.

Forward Looking Statements

This notice contains certain forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements that are not historical facts and, without limitation, include predictions, forecasts, indications or discussions of future results, performances or achievements. Certain statements including words such as: “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “project,” “believe,” “intend,” “will,” “should,” “would,” “could,” “may,” “can,” “plan,” “target” and similar expressions, are intended to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). In particular, statements relating to future actions, trends in the Company’s business, prospective services or products, future performance or financial results and the outcome of contingencies, such as legal proceedings are considered forward-looking statements. The Company claims the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements may include, but are not limited to, discussions concerning national and regional business and economic conditions, fiscal and monetary policies; changes in interest rates; deterioration in the general economy and the credit markets; changes in policy or discretionary decisions by the Federal Home Loan Bank of Atlanta (“FHLB”) or the Federal Reserve; a reduced demand for credit; a decrease in deposit flows, loan demand or deposits or other customers; risks associated with residential mortgage lending or the decline in the housing market, including, without limitation, continued deterioration in credit quality, reduced real estate values and slower sales, interest rate changes, payment elections by borrowers of option ARM loans and deterioration in the ability of borrowers to repay their loans and other debts; uncertainty about the effectiveness of the U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program (“TARP”) and the Company’s ability to participate in it; competition from other financial service companies in the Company’s markets; potential or actual actions by regulators, including, without limitation, receivership if the Company should not comply with the Order requiring the Bank to have a certain level of capital ratios as of December 31, 2008, new, changed or increased regulatory restrictions and the ability to comply with such restrictions; the initiation of legal proceedings against the Company and the outcome of any such proceedings, including adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and class action cases; changes in regulations, laws, policies or standards, including, among others, changes in accounting standards, guidelines and policies; volatility in the market price of the Company’s common stock; unfavorable conditions in the capital markets; the possible loss of key personnel; the possible inability to successfully implement strategic initiatives, and other economic, competitive, servicing capacity, governmental, regulatory and technological factors affecting the Company’s operations, price, products and delivery of services; the possible inability to successfully raise and maintain capital needed to continue operations; the outcome of ongoing tax audits; the issuance, redemption or deferral of payments on the Company’s debt or equity; the concentration of operations in Florida; reliance on other companies for products and services; acts of terrorism, war, other man-made or natural disasters, including hurricanes, that may adversely affect the Company’s business and operations.

The Company is not able to make any assurances, including but not limited to any assurances that the increased rate of sale of foreclosed homes will continue in future periods, that the percentage of unsold homes in escrow or under negotiation will be representative of the number or percentage of homes sold in future periods, that the quality of the Company’s loan portfolio will not deteriorate in future periods, that the Company will have adequate liquidity in future periods, or that Company will be considered “well-capitalized” in future periods.

Actual results or performance could differ from those implied or contemplated by forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and are not historical facts or guarantees of future performance. Other factors that could cause actual results to differ materially are: (i) other risks and uncertainties described from time to time in the Company’s filings with the SEC, (ii) other risks and uncertainties that have not been identified at this time. Information in this notice is solely as of the dates, and for the periods, indicated. The Company does not undertake, and specifically disclaims any obligation, to publicly update or revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, whether as the result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this report might not occur.

BankUnited Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BANKUNITED FINANCIAL CORPORATION

Date:	December 16, 2008	By:	/s/ HUMBERTO L. LOPEZ
		Name:	Humberto L. Lopez
		Title:	Senior Executive Vice President and Chief Financial Officer